Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 24, 2012

FILED VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:          ADVISORS SERIES TRUST
Withdrawal of Amendment to a Registration Statement Filed under the Securities Act
(File Nos.: 333-17391 and 333-182262)

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Advisors Series Trust (the “Trust”), on behalf of the SiM Dynamic Allocation Balanced Income Fund and SiM Dynamic Allocation Equity Income Fund, respectfully requests that the U.S. Securities and Exchange Commission (“SEC”) consent to the withdrawal of Pre-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 filed on July 20, 2012.  The Trust is requesting the withdrawal because Pre-Effective Amendment No. 1 was incorrectly filed via EDGAR using File Number 333-17391, which relates to the Trust’s registration statement on Form N-1A, rather than File Number 333-182262, the correct File Number for this Form N-14.

Pre-Effective Amendment No. 1 relates to the reorganization of the SiM Dynamic Allocation Balanced Income Fund into the SiM Dynamic Allocation Equity Income Fund and was filed in response to SEC Staff comments with respect to the Trust’s Registration Statement on Form N-14, filed with the SEC on June 21, 2012.  It is anticipated that the Trust will re-file Pre-Effective Amendment No. 1 under the correct File Number, 333-182262, on July 24, 2012.

Pursuant to the requirements of Rule 478 under the Securities Act, this application for withdrawal of the Pre-Effective Amendment No. 1 filed on July 20, 2012 has been signed by the President of the Trust this 24th day of July, 2012.

If you have any questions regarding the enclosed, please do not hesitate to contact the Trust’s Secretary, Jeanine M. Bajczyk, Esq., at (414) 765-6609.

Very truly yours,

ADVISORS SERIES TRUST

By:  /s/ Douglas G. Hess

Douglas G. Hess
President